EXHIBIT 97.1

Cardio Diagnostics Holdings, Inc.

Compensation Recovery Policy

1.       Introduction

The Board of Directors (the “Board”) of Cardio Diagnostics Holdings, Inc., a corporation organized under the laws of Delaware (the “Company”), has adopted this policy (this “Policy”), which provides for the recovery of erroneously awarded Incentive-based Compensation (as defined below) from current and former executive officers in the event of an Accounting Restatement (as defined below) resulting from the Company’s material noncompliance with any financial reporting requirement under United States federal securities laws. This policy is intended to comply with Section 10D and Rule 10D-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (“Rule 10D-1”), and New Listing Rule 5608 of the Nasdaq Stock Market (the “Nasdaq Rule”). Definitions of capitalized terms used in this Policy are included in Section 11 below.

2.       Administration

The Compensation Committee will have full authority to administer this Policy. The Compensation Committee will, subject to the provisions of this Policy, applicable law and regulation, and the Nasdaq Rule, make such determinations and interpretations and take such actions in connection with this Policy as it deems necessary, appropriate or advisable. All determinations and interpretations made by the Compensation Committee will be final, binding and conclusive.

3.       Recovery

In the event of an Accounting Restatement, the Company shall seek to recover, reasonably promptly, all Erroneously Awarded Compensation from an Executive Officer during the Time Period Covered in accordance with the Nasdaq Rule and Rule 10D-1. Such determination of the amount of Erroneously Awarded Compensation, in the case of an Accounting Restatement, will be made without regard to any individual knowledge or responsibility related to the Accounting Restatement or the Erroneously Awarded Compensation. Notwithstanding the foregoing, if the Company is required to undertake an Accounting Restatement, the Company shall recover the Erroneously Awarded Compensation unless the recovery is Impracticable (as defined below).

The Company shall seek to recover all Erroneously Awarded Compensation that was awarded or paid in accordance with the definition of “Erroneously Awarded Compensation” set forth below in Section 11. If such Erroneously Awarded Compensation was not awarded or paid on a formulaic basis, the Company shall seek to recover the amount that the Compensation Committee determines in good faith should be recouped.

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4. Other Actions

The Compensation Committee may, subject to applicable law, seek recovery in the manner it chooses, including by seeking reimbursement from the Executive Officer of all or part of the compensation awarded or paid, by electing to withhold unpaid compensation, by set-off, or by rescinding or canceling unvested stock.

To the extent that the Executive Officer has already reimbursed the Company for any Erroneously Awarded Compensation received under any duplicative recovery obligations established by the Company or applicable law, it shall be appropriate for any such reimbursed amount to be credited to the amount of Erroneously Awarded Compensation that is subject to recovery under this Policy.

To the extent that an Executive Officer fails to repay all Erroneously Awarded Compensation to the Company when due, the Company shall take all actions reasonable and appropriate to recover such Erroneously Awarded Compensation from the applicable Executive Officer. The applicable Executive Officer shall be required to reimburse the Company for any and all expenses reasonably incurred (including legal fees) by the Company in recovering such Erroneously Awarded Compensation in accordance with the immediately preceding sentence.

In the reasonable exercise of its business judgment under this Policy, the Compensation Committee may in its sole discretion determine whether and to what extent additional action is appropriate to address the circumstances surrounding an Accounting Restatement to minimize the likelihood of any recurrence and to impose such other discipline as it deems appropriate.

5. No Indemnification or Reimbursement

Notwithstanding the terms of any other policy, program, agreement or arrangement, in no event will the Company or any of its affiliates indemnify or reimburse an Executive Officer for any loss of Erroneously Awarded Compensation, or any claims relating to the Company’s enforcement of its rights under this Policy and in no event will the Company or any of its affiliates pay premiums on any insurance policy that would cover an Executive Officer’s potential obligations with respect to Erroneously Awarded Compensation under this Policy.

6. Other Claims and Rights

The remedies under this Policy are in addition to, and not in lieu of, any legal and equitable claims the Company or any of its affiliates may have or any actions that may be imposed by law enforcement agencies, regulators, administrative bodies, or other authorities. Further, the exercise by the Compensation Committee of any rights pursuant to this Policy will not impact any other rights that the Company or any of its affiliates may have with respect to any Covered Person subject to this Policy.

7. Acknowledgement by Executive Officers; Condition to Eligibility for Incentive Compensation

The Company will provide notice and seek acknowledgement of this Policy from each Executive Officer (see Exhibit A attached hereto), provided that the failure to provide such notice or obtain such acknowledgement will have no impact on the applicability or enforceability of this Policy. After the Effective Date, the Company must be in receipt of an Executive Officer’s acknowledgement as a condition to such Executive Officer’s eligibility to receive Incentive-based Compensation. All Incentive-based Compensation subject to this Policy will not be earned, even if already paid, until the Policy ceases to apply to such Incentive-based Compensation and any other vesting conditions applicable to such Incentive Compensation are satisfied.

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8. Amendment

The Board may amend this Policy from time to time in its discretion or as it deems necessary. No amendment to this Policy shall be effective if such amendment would (after taking into account any actions taken by the Company contemporaneously with such amendment) cause the Company to violate any federal securities laws, Securities and Exchange Commission rules or Nasdaq Rule.

9. Effectiveness

Except as otherwise determined in writing by the Compensation Committee, this Policy will apply to any Incentive-based Compensation that is Received by an Executive Officer on or after the Effective Date. This Policy will survive and continue notwithstanding any termination of an Executive Officer’s employment with the Company and its affiliates.

10.       Successors

This Policy shall be binding and enforceable against all Executive Officers and their successors, beneficiaries, heirs, executors, administrators, or other legal representatives.

11.       Definitions of Terms

“Accounting Restatement” means a restatement of any of the Company’s financial statements filed with the Securities and Exchange Commission under the Exchange Act, or the Securities Act of 1933, as amended, due to the Company’s material noncompliance with any financial reporting requirement under U.S. securities laws, regardless of whether the Company or Executive Officer misconduct was the cause for such accounting restatement. “Accounting Restatement” includes any accounting restatement the Company is required to prepare to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

“Compensation Committee” means the Company’s committee comprised entirely of independent directors responsible for executive compensation decisions, or in the absence of such a committee, a majority of the independent directors serving on the Board.

“Effective Date” means October 2, 2023. Notwithstanding the look-back period under “Time Period Covered” below, the Company is only required to apply this Policy to Incentive-based Compensation Received on or after the Effective Date.

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“Erroneously Awarded Compensation” means the amount of any Incentive-based Compensation (calculated on a pre-tax basis) Received by an Executive Officer during the Time Period Covered that is in excess of the amount that otherwise would have been Received if the calculation were based on the Accounting Restatement. For the avoidance of doubt, Erroneously Awarded Compensation does not include any Incentive-based Compensation Received by a person (i) before such person began service in a position or capacity meeting the definition of an “Executive Officer,” (ii) who did not serve as an Executive Officer at any time during the performance period relating to any Incentive-based Compensation, or (iii) during any period the Company did not have a class of its securities listed on a national securities exchange or a national securities association. For Incentive-based Compensation based on (or derived from) stock price or total shareholder return where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in the applicable Accounting Restatement, the amount will be determined by the Compensation Committee based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or total shareholder return upon which the Incentive-based Compensation was Received (in which case, the Company will maintain documentation of such determination of that reasonable estimate and provide such documentation to the Company’s applicable listing exchange).

“Executive Officer” means the Company’s president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president of the issuer in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer who performs a policy-making function, or any other person who performs similar policymaking functions for the issuer. Executive officers of an issuer’s parent(s) or subsidiaries are deemed executive officers of the issuer if they perform such policy making functions for the issuer. The identification of an executive officer for purposes of this Policy would include at a minimum executive officers identified pursuant to Item 401(b) of Regulation S-K.

“Financial Reporting Measure” means a measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements (including “non-GAAP” financial measures, such as those appearing in the Company’s earnings releases or Management Discussion and Analysis), and any measure that is derived wholly or in part from such measure. Stock price and total shareholder return (and any measures derived wholly or in part therefrom) shall, for purposes of this Policy, be considered Financial Reporting Measures. For the avoidance of doubt, a Financial Reporting Measure need not be presented in the Company’s financial statements or included in a filing with the SEC.

“Impracticable.” Either of the following two conditions is met and the Compensation Committee has determined that recovery would be impracticable:

(i) The Compensation Committee has determined that the direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered after the Company has (A) made a reasonable attempt to recover the Erroneously Awarded Compensation and (B) documented such attempts and provided documentation of such attempts to recover to the Company’s applicable listing exchange; or

(ii) Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the qualifications and other applicable requirements of the Internal Revenue Code of 1986, as amended, and regulations thereunder.

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“Incentive-based Compensation” means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure.

“Received.” Incentive-based Compensation is deemed “Received” in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive-based Compensation award is attained, even if the payment or grant of the Incentive-based Compensation occurs after the end of that period.

“Time Period Covered” means, with respect to any Accounting Restatement, the three completed fiscal years of the Company immediately preceding the earlier of (i) the date the Board, a committee of the Board, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes (or reasonably should have concluded) that the Company is required to prepare an Accounting Restatement or (ii) the date a regulator, court or other legally authorized entity directs the Company to undertake an Accounting Restatement. The “Time Period Covered” also includes any transition period of less than nine months (that results from a change in the Company’s fiscal year) within or immediately following the three completed fiscal years identified in the preceding sentence.

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Exhibit A

ATTESTATION AND ACKNOWLEDGEMENT OF POLICY FOR THE RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

By my signature below, I acknowledge and agree that:

•	I have received and read the attached Policy for the Recovery of Erroneously Awarded Compensation (this “Policy”).

•	I hereby agree to abide by all of the terms of this Policy both during and after my employment with the Company, including, without limitation, by promptly repaying or returning any Erroneously Awarded Compensation to the Company as determined in accordance with this Policy.

Signature:

Printed Name:

Date:

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